[Letterhead of Sullivan & Cromwell LLP]

June 19, 2012

By EDGAR

Mr. Hugh West,

Accounting Branch Chief,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4631.

Re:	Bancolombia S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 18, 2012
File No. 001-32535

Dear Mr. West:

On behalf of our client Bancolombia S.A. (“Bancolombia”), I am writing to respond to the Staff’s most recent comment letter, dated June 7, 2012.

Bancolombia wishes to respond as comprehensively as possible and with the benefit of the most current information available to the questions raised in the comment letter. Accordingly, Bancolombia has asked us to advise the Staff that it will require additional time to respond to the Staff’s questions. Bancolombia currently expects to submit a response as soon as practicable, but in any event by July 13, 2012.

Please do not hesitate to call me at (202) 956-7510 if you have any questions.

Very truly yours,

/s/ Robert S. Risoleo

Robert S. Risoleo

cc:	Jaime Alberto Velásquez Botero
Jorge Humberto Hernandez Angel
(Bancolombia S.A.)